

December 21, 2012

Allan C. Silber
Chairman of the Board and President
Counsel RB Capital Inc.
700 – 1 Toronto St.
Toronto, Ontario, Canada
M5C 2V6

> **RE:** **Counsel RB Capital Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 000-17973**

Dear Mr. Silber:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Forward-Looking Information, page 3

1. Please note that because your common stock is considered a penny stock, the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is unavailable to you. In future filings, please remove references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Item 1. Business, page 3

2. In order for investors to understand your organizational structure more clearly, in future filings, please consider including an organizational chart outlining the basic corporate structure of your company, its controlling parent and all joint ventures and equity investments you currently have entered into. Please include explanation of which entities

are operating entities and also provide ownership percentages of each of your insiders and affiliates.

Government Regulation, page 7

3. Your disclosure in this section is vague. In future filings, expand your disclosure to discuss the effect of existing or probable governmental regulations on your operations, with particular focus on your primary asset liquidation business.

Item 1A. Risk Factors, page 7

We are dependent on key personnel, page 8

4. In future filings, please identify which of your executive officers you consider key personnel.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 32

Counsel Management Services, page 32

5. We note your disclosure on page 27 that your Chief Financial Officer, Mr. Stephen Weintraub, does not directly receive compensation from Counsel RB Capital, Inc. However, we note your disclosure that his services are included in the annual management services agreement between you and Counsel, as discussed in this section. Yet, there is no specific disclosure relating to which executive officers or personnel are covered under the management services agreement. In future filings, please identify the executive officers, directors and other personnel covered under the management services agreement, including specific compensation amounts awarded to each for the fiscal year ended.

Signatures, page 38

6. In future filings, please include the signature of your principal accounting officer or controller. Refer to General Instructions D.(2)(a) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Stephen Weintraub